UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Amendment No. 1

Fibernet Telecom Group, Inc.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

315653105

(CUSIP Number)

John J. Shay Jr., Esq.

General Counsel & Secretary

IBM Credit LLC

One North Castle Drive

Armonk, NY 10504

914-765-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 315653105	Schedule 13D/A	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IBM Credit LLC (formerly IBM Credit Corporation) (22-2351962)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,874,367 (1) 8. Shared Voting Power None 9. Sole Dispositive Power 1,874,367 (1) 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,874,367 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person (See Instructions) CO

(1)	Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by either of IBM Credit LLC or International Business Machines Corporation that it is the beneficial owner of more than 1,874,367 shares of common stock of FiberNet Telecom Group, Inc. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and beneficial ownership of more than such number of shares is expressly disclaimed. Each of IBM Credit LLC and International Business Machines Corporation also disclaim any interest in any shares of common stock of FiberNet Telecom Group, Inc. held by any of their affiliated employee benefit plans, including pension funds and medical and dental funds, and by certain affiliated entities which may hold such shares for charitable purposes.

CUSIP No. 315653105	Schedule 13D/A	Page 3 of 10 Pages

Item 1. Security and Issuer.

This statement relates to common shares, par value $.001 per common share (the “Common Stock”), of FiberNet Telecom Group, Inc., a Delaware corporation (“FiberNet”). FiberNet has its principal executive offices at 570 Lexington Avenue, 3rd Floor, New York, New York 10022.

Item 2. Identity and Background.

(a)	This statement is filed by IBM Credit LLC (the “Reporting Person”). The Reporting Person is organized under the laws of the State of Delaware.

(b)	The principal business of the Reporting Person is set forth on Schedule 1. The name, business address and principal occupation or employment of the executive officers, directors, controlling persons and trustees, as applicable, or the Reporting Person and each corporation and other person ultimately in control of the Reporting Person are set forth on Schedule 1.

(c)	No person described in Item 2(b) nor, to the best knowledge of the Reporting Person, any person listed on Schedule 1, has been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	No person described in Item 2(b) nor, to the best knowledge of the Reporting Person, any person listed on Schedule 1 has been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Each person listed on Schedule 1 is a U.S. citizen, unless otherwise noted.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Purchase Agreement dated October 30, 2002 (“Purchase Agreement”), between FiberNet, the Reporting Person, Deutsche Bank AG New York Branch (“Deutsche Bank”), Wachovia Investors, Inc. (“Wachovia”), Bank One, N.A. (“Bank One”), Nortel Networks Inc. (“Nortel”), and Toronto Dominion (Texas), Inc. (“TD” and together with the Reporting Person, Deutsche Bank, Wachovia, Bank One and Nortel, the “Bank Lenders”), each Bank Lender purchased from FiberNet, and FiberNet sold to such Bank Lender, upon the terms and subject to the conditions set forth therein, the total number of shares of Common Stock set forth below next to such Bank Lender’s name under the heading “Shares Purchased,” and immediately exercisable warrants to acquire that number of shares of Common Stock set forth below next to such Bank Lender’s name under the heading “Warrants,” in exchange for the conversion of that amount of principal indebtedness under the Credit Agreement (defined below) set forth below opposite such Bank Lender’s name under the heading “Purchase Price.”

Bank Lenders	Shares Purchased	Warrants	Purchase Price

Deutsche Bank AG New York Branch	120,476,190	30,119,048	$18,071,428.57

Wachovia Investors, Inc.	110,000,000	27,500,000	$16,500,000.00

Bank One, N.A.	41,904,762	10,476,190	$6,285,714.2

IBM Credit LLC	41,904,762	10,476,190	$6,285,714.2

Toronto Dominion (Texas), Incl.	62,857,143	15,714,286	$9,428,571.4

CUSIP No. 315653105	Schedule 13D/A	Page 4 of 10 Pages

Pursuant to a Purchase Agreement dated November 11, 2002 (“November Purchase Agreement” and together with the October Purchase Agreement, the “Purchase Agreements”), between FiberNet, the Reporting Person and the other Bank Lenders, each Bank Lender purchased from FiberNet, and FiberNet sold to such Bank Lender, upon the terms and subject to the conditions set forth therein, the total number of shares of Common Stock set forth below next to such Bank Lender’s name under the heading “Shares Purchased,” and immediately exercisable warrants to acquire that number of shares of Common Stock set forth below next to such Bank Lender’s name under the heading “Warrants,” in exchange for the conversion of that amount of accrued interest under the Credit Agreement (defined below) set forth below opposite such Bank Lender’s name under the heading “Purchase Price.”

Name of Investor	Shares Purchased	Warrants	Purchase Price

Deutsche Bank AG New York Branch	5,476,19	5,476,190	$547,619.05

Wachovia Investors, Inc.	5,000,00	5,000,000	$500,000.00

Bank One, N.A.	1,904,76	1,904,762	$190,476.19

IBM Credit LLC	1,904,76	1,904,762	$190,476.19

Nortel Networks Inc.	2,857,14	2,857,143	$285,714.29

Toronto Dominion (Texas), Incl.	2,857,14	2,857,143	$285,714.29

The indebtedness and accrued interest converted pursuant to the Purchase Agreements was indebtedness and accrued interest under FiberNet’s Amended and Restated Credit Agreement, dated as of February 9, 2001 (as amended, supplemented, amended and restated or otherwise modified from time to time prior to the date hereof, the “Credit Agreement”), among FiberNet Operations, Inc., Devnet, L.L.C., the financial institutions from time to time parties thereto as lenders, Deutsche Bank AG New York Branch, as administrative agent, Toronto Dominion (USA) Securities Inc., as syndication agent, and Wachovia Investors, Inc., as documentation agent.

In addition to the foregoing acquisition, in consideration of prior amendments to and waivers of the terms of the Credit Agreement, (a) Deutsche Bank acquired immediately exercisable warrants to purchase an aggregate of 709,227 shares of Common Stock (b) TD acquired warrants to purchase an aggregate of 934,229 shares of Common Stock; (c) Wachovia acquired immediately exercisable warrants to purchase an aggregate of 566,666 shares of Common Stock; (d) First Chicago Investment Corporation, an affiliate of Bank One, acquired immediately exercisable warrants to purchase an aggregate of 233,129 shares of Common Stock; and (e) the Reporting Person acquired immediately exercisable warrants to purchase an aggregate of 75,000 shares of Common Stock.

Item 4. Purpose of Transaction.

The Reporting Person executed the Purchase Agreements, and acquired shares of Common Stock and warrants thereunder, in connection with the conversion of an aggregate principal amount of $66,000,000 of principal indebtedness and $2,000,000 of accrued interest under the Credit Agreement. In connection with the execution of the Purchase Agreements, the Reporting Person entered into an Investor’s Rights Agreement, dated October 30, 2002, as amended and restated by the First Amended and Restated Investor’s Rights Agreement, dated November 11, 2002, pursuant to which FiberNet granted to each Bank Lender certain registration and preemptive rights, and each Bank Lender consented to certain transfer restrictions on the shares of Common Stock and warrants issued pursuant to the Purchase Agreements and shares of Common Stock issuable upon exercise of such warrants. In connection with the execution of the Purchase Agreement, FiberNet, Deutsche Bank, Wachovia, Bank One, the Reporting Person and TD entered into a Stockholders Agreement, dated October 30, 2002, as amended and restated by the First Amended and Restated Stockholders Agreement, dated November 11, 2002, pursuant to which the parties thereto agreed that for so long as the Bank Lenders beneficially owned 30.0% or more of FiberNet’s equity

CUSIP No. 315653105	Schedule 13D/A	Page 5 of 10 Pages

securities, they would take certain actions to (a) cause two individuals approved by certain Bank Lenders to be elected to FiberNet’s board of directors and (b) change the number of directors constituting the entire board upon the request of certain Bank Lenders. The complete text of the Stockholders Agreement and Investor’s Rights Agreement (each as amended and restated on November 11, 2002) is included in the exhibits hereto and incorporated herein by reference. As of May 12, 2003, the Bank Lenders beneficially owned less than 30.0% of FiberNet’s equity securities.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owned 1,599,234 shares of Common Stock, and warrants to purchase an aggregate of 275,133 shares of Common Stock as of December 31, 2003. According to the information provided in FiberNet’s Form 10-Q for the quarterly period ending September 30, 2003, as of November 12, 2003, FiberNet had 40,805,434 shares of Common Stock outstanding. The Reporting Person’s beneficial ownership represents 4.6% of the shares of Common Stock outstanding.

(b) 1,874,367.

(c) On January 30, 2004, the Reporting Person exercised 53,591 warrants, each with an exercise price of $0.001, to purchase 53,591 shares of Common Stock.

(d) Not applicable.

(e) August 7, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed As Exhibits.

Exhibit 1	Purchase Agreement, dated October 30, 2002.

Exhibit 2	Purchase Agreement, dated November 11, 2002.

Exhibit 3	First Amended and Restated Stockholders Agreement, dated November 11, 2003.

Exhibit 4	First Amended and Restated Investor’s Right Agreement, dated November 11, 2003.

CUSIP No. 315653105	Schedule 13D/A	Page 6 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2004	IBM CREDIT LLC

	By:	/s/ John J. Shay, Jr.
Vice President, General Counsel and Secretary

CUSIP No. 315653105	Schedule 13D/A	Page 7 of 10 Pages

Schedule 1

Executive Officers, Directors, Controlling Persons and Trustees of

IBM Credit LLC and

each Person Ultimately in Control of IBM Credit LLC

The principal business of IBM Credit LLC (“IBM Credit”), a Delaware limited liability corporation, is the financing of IBM products and services. IBM Credit is a wholly owned subsidiary of International Business Machines Corporation (“IBM”), a New York corporation. The business address and principal place of business of IBM Credit is One North Castle Drive, Armonk, NY 10504

A. IBM Credit LLC

The following is a list of the directors and executive officers of IBM Credit, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Name	Business Address	Present Principal Occupation or Employment
Mark Loughridge	One North Castle Drive, Armonk, NY 10504	Manager and President IBM Credit

James W. Boyken	One North Castle Drive, Armonk, NY 10504	Manager and Vice President, Finance IBM Credit

Daniel M. Zuchelli	One North Castle Drive, Armonk, NY 10504	Treasurer IBM Credit

John J. Shay, Jr.	One North Castle Drive, Armonk, NY 10504	Vice President, General Counsel and Secretary IBM Credit

Joanne H. Barbrack	One North Castle Drive, Armonk, NY 10504	Assistant Secretary IBM Credit

Cassio A. Calil	New Orchard Road, Armonk, NY 10504	Assistant Treasurer IBM Credit

Juda Chetrit	One North Castle Drive, Armonk, NY 10504	Assistant Secretary IBM Credit

Michael Fleischer	One North Castle Drive, Armonk, NY 10504	Assistant Secretary IBM Credit

B. International Business Machines Corporation

The following is a list of the directors and executive officers of IBM, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States, and their business address is: International Business Machines Corporation, New Orchard Road, Armonk, NY 10504

CUSIP No. 315653105	Schedule 13D/A	Page 8 of 10 Pages

1. Directors

Name	Position at IBM	Present Principal Occupation
Cathleen Black	Director	President, Hearst Magazines

Kenneth I. Chenault	Director	Chairman and Chief Executive Officer, American Express

Nannerl O. Keohane	Director	President, Duke University

Charles F. Knight	Director	Chairman of the Board, Emerson Electric Co.

Lucio A. Noto	Director	Managing Partner, Midstream Partners, LLC., Retired Vice Chairman of the Board, ExxonMobil Corporation

Samuel J. Palmisano	Director and Chairman of the Board	Chairman, President and Chief Executive Officer, International Business Machines Corporation

John B. Slaughter	Director	President and Chief Executive Officer, NACME, Inc.

Joan E. Spero	Director	President, Doris Duke Foundation

Sidney Taurel	Director	Chairman of the Board, President and Chief Executive Officer, Eli Lilly and Company

Alex Trotman	Director	Chairman, Imperial Chemicals Industries PLC., Retired Chairman of the Board and Chief Executive Officer, Ford Motor Company

Charles M. Vest	Director	President, Massachusetts Institute of Technology

Lorenzo H. Zambrano (Citizenship: Mexico)	Director	Chairman and Chief Executive Officer of CEMEX, S.A. de C.V.

2. Officers

Name	Title
Samuel J. Palmisano	Chairman, President and Chief Executive Officer
Nicholas M. Donofrio	Senior Vice President, Corporate Technology and Manufacturing
Douglas T. Elix (Citizenship: Australia)	Senior Vice President and Group Executive
J. Bruce Harreld	Senior Vice President, Strategy
Paul M. Horn	Senior Vice President, Research
Jon C. Iwata	Senior Vice, Communications

CUSIP No. 315653105	Schedule 13D/A	Page 9 of 10 Pages

John R. Joyce	Senior Vice President and Chief Financial Officer
John E. Kelly III	Senior Vice President and Group Executive
Abby F. Kohnstamm	Senior Vice President, Marketing
J. Michael Lawrie	Senior Vice President and Group Executive
Edward M. Lineen	Senior Vice President and General Counsel
Mark Loughridge	Senior Vice President and General Manager, Global Financing
J. Randall MacDonald	Senior Vice President, Human Resources
Steven A. Mills	Senior Vice President and Group Executive
Robert W. Moffat, Jr.	Senior Vice President, Integrated Supply Chain
Linda S. Sanford	Senior Vice President, Enterprise On Demand Transformation
Stephen M. Ward, Jr.	Senior Vice President and General Manager
William M. Zeitler	Senior Vice President and Group Executive
Jesse J. Greene, Jr.	Vice President and Treasurer
Daniel E. O’Donnell	Vice President and Secretary
Robert F. Woods	Vice President and Controller

CUSIP No. 315653105	Schedule 13D/A	Page 10 of 10 Pages

EXHIBIT INDEX TO SCHEDULE 13D/A

FIBERNET TELECOM GROUP, INC.

Exhibit 1	Purchase Agreement, dated October 30, 2002.*

Exhibit 2	Purchase Agreement, dated November 11, 2002.*

Exhibit 3	First Amended and Restated Stockholders Agreement, dated November 11, 2003.*

Exhibit 4	First Amended and Restated Investor’s Right Agreement, dated November 11, 2003.*

* Previously filed.